                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO.  2)

                                 RIDDELL SPORTS INC.
                                ______________________
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                            ______________________________
                            (Title of Class of Securities)

                                     765670-10-4
                                    _____________
                                    (CUSIP Number)



                                Robert E. Nederlander
                            810 Seventh Avenue - 12th Floor
                              New York, New York 10019
              __________________________________________________________
             (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                      MAY 1, 1996
               _______________________________________________________
               (Date of Event which Requires Filing of this Statement)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX: / /

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT: / /


THIS AMENDMENT NO. 2, TOGETHER WITH ATTACHMENT NO. 1 HERETO WHICH IS INCORPORATED HEREIN BY REFERENCE, RESTATES THE ENTIRE TEXT OF SCHEDULE 13D TO WHICH THIS FILING RELATES, AS REQUIRED BY RULE 101(a)(2)(ii) OF REGULATION S-T.

CUSIP NO. 765670-10-4                 13D                 PAGE  2  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSONS.  M.L.C. PARTNERS LIMITED PARTNERSHIP
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS  13-3507237


- -------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
(3)  SEC USE ONLY

- -------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS                               00

- -------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                              / /
- -------------------------------------------------------------------------------
(6)  CITIZEN OR PLACE OF ORGANIZATION            DELAWARE

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER               None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER               830,281
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     830,281
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               10.2%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                             PN

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  3  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  ROBERT HOLDINGS, INC.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS   38-2991917


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*                                 WC

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               / /
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION                  MICHIGAN

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER               None
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER               830,281
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     830,281
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         10.2%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                                  CO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  4  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  QEN, INC.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS     38-2826611


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                            WC

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION                   MICHIGAN

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER               50,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER               50,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  Less than 1%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                    CO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  5  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  ROBERT NEDERLANDER
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS            ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                           00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION              UNITED STATES

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                  3,638,382
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                  None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                  1,692,237
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                   None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,638,382
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      44.2%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                           IN

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  6  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.      R.E.R. CORP.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS      38-276-7825


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                            WC

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION                   MICHIGAN

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER               24,739
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER               None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER               529,364
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     529,364
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           6.6%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                            CO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  7  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.           JOHN MCCONNAUGHY, JR.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS       ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                             00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER              69,739
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER              None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER              721,808
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER              None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      721,808
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.9%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                              IN

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE 8   OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  JEMC CORP.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS                   ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                            WC

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION          DELAWARE

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          24,739
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER           None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER            529,364
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER              None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     529,364
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           6.6%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                      CO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE  9  OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  DAVID MAUER
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS   ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                            00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION          UNITED STATES

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER        232,759
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER        None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER           289,025
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER               None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     289,025
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      3.5%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON                        IN

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE 10   OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  DAN COUGILL
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS          ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*                           00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION           UNITED STATES

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER        75,475
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER         None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER            85,177
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER             None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     85,177
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    1.0%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON              IN

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE 11   OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  LENNY CORP.
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS    13-3970019

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                        WC,00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION               DELAWARE

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER           47,288
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER            None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER             299,776
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER              666,667
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     966,443
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      12.0%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON               CO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE 12  OF   PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS. LEONARD TOBOROFF,
     P.C. DEFINED BENEFIT PLAN
     S.S. OR I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS     ###-##-####


- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                        00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION           DELAWARE

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER       6,250
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER         None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER             118,611
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                 None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     118,611
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.5%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON    OO

- -------------------------------------------------------------------------------

CUSIP NO. 765670-10-4                 13D                 PAGE 13   OF     PAGES
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  LEONARD TOBOROFF
    S.S. OR I.R.S. IDENTIFICATION NOS.
    OF ABOVE PERSONS     ###-##-####

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS                            00

- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEM 2(d) OR 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZEN OR PLACE OF ORGANIZATION        UNITED STATES

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER    162,395
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER            713,836
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER              666,667
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,390,503
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.9%

- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON              IN

- -------------------------------------------------------------------------------

    This Amendment No. 2 amends Schedule 13D filed on February 15, 1994 (the "Schedule 13D") by M.L.C. Partners Limited Partnership, a Delaware limited partnership ("MLC") and its three general partners, partner, Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), Lenny Corp., a Delaware corporation ("Lenny Corp.") and Financial Trustees, Inc., a Florida corporation ("FTI"), and QEN, Inc., a Michigan corporation ("QEN"), Robert E. Nederlander ("Nederlander") and John McConnaughy, Jr. ("McConnaughy"), relating to the common stock (the "Common Stock"), par value $.01 per share (the "Shares") of Riddell Sports Inc. (the "Company"), as amended by amendment number 1 ("Amendment No.1") to Schedule 13D filed August 15, 1995 by MLC, Robert Holdings, QEN, Nederlander, McConnaughy, Lenny Corp., Leonard Toboroff, P.C. Defined Benefit Plan, a pension plan intended to be qualified pursuant to
Section 401(a) of the Internal Revenue Code of 1986, as amended ("Benefit Plan"), Leonard Toboroff ("Toboroff"), JEMC Corp., a Delaware corporation ("JEMC"), RER Corp., a Michigan corporation ("RER"), David Mauer ("Mauer"), Dan Cougill ("Cougill") and FTI.

Item 2.  IDENTITY AND BACKGROUND.

    Item 2 is hereby amended as follows:

    This Statement is being filed by MLC, its general partner, Robert Holdings, and also Lenny Corp., Benefit Plan, JEMC, QEN, RER, Nederlander, McConnaughy, Toboroff, Mauer and Cougill. MLC, Robert Holdings, RER, Lenny Corp., Benefit Plan, JEMC, QEN, Nederlander, McConnaughy, Toboroff, Mauer and Cougill are hereinafter sometimes collectively referred to as the "Reporting Persons."

    The principal business of MLC is holding the securities of the Company and the address of its principal business is c/o Robert E. Nederlander, 810 Seventh Avenue-21st Floor, New York, New York 10019.

    The principal business of Robert Holdings is acting as general and limited partner of MLC. Its principal business address is c/o Robert E. Nederlander, 810 Seventh Avenue-21st Floor, New York, New York 10019.

    The principal business of Lenny Corp. is investing. Its principal business address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

    The principal business of Benefit Plan is to provide retirement income for the employees of Leonard Toboroff, P.C., the sole employee of which is Toboroff. Its principal business address is c/o Leonard Toboroff, 1125 Fifth Avenue, New York, New York 10029.

    The principal business of RER is investing. Its principal business address is c/o Robert E. Nederlander, 810 Seventh Avenue-21st Floor, New York, New York 10019.

    The principal business of JEMC is investing. Its principal business address is 1011 High Ridge

Road, Stamford, Connecticut 06905.

    The principal business of QEN is investing. Its principal business address is c/o Robert E. Nederlander, 810 Seventh Avenue-21st Floor, New York, New York 10019.

    The principal business of McConnaughy is as an investor. His principal business address is c/o JEMC Corp., 1011 High Ridge Road, Stamford, Connecticut 06905. McConnaughy is a United States citizen.

    The principal business of Nederlander is as president of Nederlander Organization Inc., which is engaged in the theatrical business. His principal business address is 810 Seventh Avenue-21st Floor, New York, New York 10019. Nederlander is a United States citizen.

    The principal business of Toboroff is as an investor. His principal business address is 1125 Fifth Avenue, New York, New York 10128. Toboroff is a United States citizen.

    The principal business of Mauer is as Chief Executive Officer of the Company. His principal business address is c/o Riddell Sports Inc., 900 Third Avenue, New York, New York 10022. Mauer is a United States citizen.

    The principal business of Cougill is as President and Chief Operating Officer of the Company and also of the Company's wholly-owned subsidiary, Riddell, Inc. His principal business address is c/o Riddell, Inc., 3670 North Milwaukee Avenue, Chicago, Illinois 60641. Cougill is a United States citizen.

    The names, business address, present principal occupation or employment and address of any corporation or organization in which such employment is conducted, of the executive officers and directors and controlling stockholders of Robert Holdings, Lenny Corp., Benefit Plan, RER, JEMC and QEN are set forth on Schedules A, B, C, D, E and F, attached hereto, respectively.

    None of the Reporting Persons and, to the best knowledge of the Reporting Persons, the persons set forth on Schedules A, B, C, D, E and F attached hereto, has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended as follows:

    This Amendment No. 2 to Schedule 13D is filed with respect to certain stock options granted to Messrs. Cougill, Mauer, McConnaughy, Nederlander and
Toboroff pursuant to the Company's 1991 Stock Option Plan, more fully described in Item 4 of this Amendment No. 2 to Schedule 13D, which options are exercisable within 60 days of this Amendment No. 2, and, therefore, are deemed beneficially owned by such persons in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended ("Rule 13d-3(d)"). The options were granted as incentive for the continued services of such persons as officers and/or directors of the Company, and no funds were required in exchange for the grant of such options.

Item 4.  PURPOSE OF TRANSACTION

    Messrs. Cougill, Mauer, McConnaughy, Nederlander and Toboroff are directors and/or officers of the Company. The Company has granted such persons stock options under its 1991 Stock Option Plan to as incentives for their continued services to the Company. Pursuant to their terms, certain of these options vest within 60 days of filing this Amendment to Schedule 13D and, pursuant to Rule 13d-3(d), such persons are deemed to beneficially own the shares of Common Stock underlying such options. The options described below were granted June 29, 1995 and became exercisable June 29, 1996 (other than the options referred to herein and granted on February 1, 1994 to Mr. Cougill, which became exercisable February 1, 1996). The shares of Common Stock underlying these options are now deemed beneficially owned by such Reporting Persons and are reported herein. None of the options has been exercised by such Reporting Persons.

    Accordingly, this Amendment No. 2 amends the Schedule 13D to include the beneficial ownership by the Reporting Persons of the following number of shares of Common Stock underlying options exercisable within 60 days:

                                                       EXERCISE PRICE
NAME                          NUMBER OF SHARES         PER SHARE
- -----                         ----------------         -------------------

Dan Cougill                       37,500                   $2.56

David Mauer                       60,000                   $3.63 (average)
                                  50,000                   $2.00

John McConnaughy                  15,000                   $2.00

Robert Nederlander                15,000                   $2.00

Leonard Toboroff                  15,000                   $2.00

    In April 1996 the Board of Directors resolved, subject to the affirmative vote of a majority of the stockholders to be sought at the Company's Annual Meeting of Stockholders expected to be held June 27, 1996, to make fixed, annual grants of options to acquire 7,500 shares of Common Stock to directors other than a director who is also the Company's Chief Executive Officer. Mr.

McConnaughy, Nederlander and Toboroff, directors of the Company, qualify to receive such annual grants of options. Assuming the requisite stockholder approval is obtained, the first such annual grant will be made in June 1996. Options granted to directors under the Company's 1991 Stock Option Plan vest in full one year after grant and, in the discretion of the Board, immediately upon the occurrence of a change in control of the Company, and are exercisable for five years after grant.

    As a result of the vesting of the options described above, the Reporting Persons beneficially own an aggregate of 3,972,158 Shares. By virtue of the foregoing, the Reporting Persons may be deemed to exercise control over the management and affairs of the Company

    The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among others, on the availability of shares of Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial conditions, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments. If the Reporting Persons decide to exercise the options, they may dispose of the underlying Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the same factors.

    Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Based on the most recent publicly available filing with the Securities and Exchange Commission there are 8,067,985 shares of Common Stock issued and outstanding. MLC is the direct beneficial owner of 830,281 Shares (all of which are subject to a Voting Trust expiring 2001 (the "Voting Trust") pursuant to which Mr. Nederlander is Voting Trustee), representing 10.2% of the outstanding shares of Common Stock. Robert Holdings may be deemed to beneficially own 830,281 Shares as the general partner of MLC. A copy of the Voting Trust was filed as Exhibit 3 to the Schedule 13D and is incorporated by reference herein.

    QEN beneficially owns 50,000 Shares, representing less than 1% of the currently issued and outstanding shares of Common Stock.

    RER beneficially owns 529,364 Shares, representing 6.6% of the currently issued and outstanding shares of Common Stock.

    JEMC beneficially owns 529,364 Shares, representing 6.6% of the currently issued and outstanding shares of Common Stock.

    McConnaughy beneficially owns, individually and as the sole stockholder of JEMC, 721,808 Shares (of which 147,444 are subject to the Voting Trust), representing 8.9% of the currently issued and outstanding shares of Common Stock.

    Nederlander beneficially owns (i) individually and as controlling stockholder of Robert Holdings, RER and QEN, 1,692,237 Shares (of which 1,026,873 are subject to the Voting Trust) and (ii) an additional 1,946,145 Shares, as voting trustee under the Voting Trust and pursuant to the Stockholders' Agreement (defined below) (3,638,382 Shares in the aggregate), representing 44.2% of the currently issued and outstanding shares of Common Stock.

    Lenny Corp. beneficially owns 966,443 Shares (of which 666,667 are pledged to Bestin Worldwide Limited, a British Virgin Islands Company ("Bestin") pursuant to a Pledge Agreement dated as of August 10, 1995 among Toboroff, Lenny Corp., and Joy Toboroff (the "Pledge Agreement"), representing 12.0% of the currently issued and outstanding shares of Common Stock. A copy of the Pledge Agreement was attached as Exhibit 10 to Amendment No. 1 and is incorporated herein by reference.

    Benefit Plan beneficially owns 118,611 Shares, representing 1.5% of the currently issued and outstanding shares of Common Stock.

    Toboroff beneficially owns, individually, as sole stockholder of Lenny Corp. and as beneficiary under the Benefit Plan, 1,390,503 Shares, representing 16.9% of the currently issued and outstanding shares of Common Stock.

    Mauer beneficially owns 289,025 Shares, representing 3.5% of the currently issued and outstanding shares of Common Stock.

    Cougill beneficially owns 85,177 Shares, representing 1.0% of the currently issued and outstanding shares of Common Stock.

    (b) Nederlander, pursuant to the Voting Trust, has sole power to vote all of the Shares owned by MLC and all of the Shares subject to the Voting Trust owned by Nederlander and McConnaughy (as set forth in Item 5(a) above).

    Pursuant to a Stockholders' Agreement dated August 14, 1995 by and among Robert Nederlander, as voting trustee under the Voting Trust Agreement, Cougill, Lenny Corp., JEMC, RER, Mauer, Benefit Plan, and Toboroff (a copy of which was filed as Exhibit 12 to Amendment No. 1 and is incorporated herein by reference), Cougill, Lenny Corp, JEMC, Mauer, RER, Toboroff and Benefit Plan have agreed to vote certain Shares beneficially owned by them, and not subject to the Voting Trust, as Nederlander, as the voting trustee under the Voting Trust, votes those Shares held pursuant to the Voting Trust. As a result thereof, Nederlander has sole voting power of all of the shares of Common Stock currently held by the Reporting Persons pursuant to the Stockholders' Agreement (1,798,701 Shares in the aggregate). The Shares underlying the options reported herein are not subject to the Stockholders' Agreement.

    Robert Holdings, as the sole general partner of MLC, has the power to dispose of the Shares owned by MLC in accordance with the terms of the Amended Agreement of Limited Partnership dated as of December 15, 1987 (the "Partnership Agreement"). A copy of the Partnership Agreement was filed as
Exhibit 2 to the Schedule 13D and is incorporated by reference herein. A copy of the amendment to the Partnership Agreement was attached as Exhibit 11 to Amendment No. 1 and is incorporated herein by reference.

    With respect to the Shares subject to the Voting Trust beneficially owned by McConnaughy and Nederlander, each has sole dispositive power, as long as such Shares remain subject to the Voting Trust. With respect to all other Shares, including the Shares subject to the Stockholders' Agreement, each of the Reporting Persons has sole dispositive power; except that Lenny Corp. and Bestin share dispositive power with respect to 666,667 Shares beneficially owned by Lenny Corp. and pledged to Bestin pursuant to the Pledge Agreement.

    (c)  None.  Options were granted in September 1995 to Mr. Cougill under the
                1991 Stock Option Plan to acquire 15,000 Shares, as described in Item 6.

    (d)  None.

    (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 is hereby amended as follows:

    The Voting Trust provides that all of the parties thereto deposit with the Voting Trustee (as defined therein) all of the shares of Common Stock owned by the respective holder. The Voting Trustee has the full and unqualified power to vote for every purpose and to consent to any corporate act of the Company, except that the Voting Trustee has no right to sell, transfer, pledge, encumber or otherwise dispose of any of the shares of Common Stock. The Voting Trustee must pay to the holder of each Voting Trust Certificate (as defined therein) all amounts, if any, received by the Voting Trustee as cash dividends or other payments upon the number of shares of Common Stock represented by the Voting Trust Certificate. The Voting Trust's term is until the sooner to occur of (i) the expiration of 10 years from the date it was entered into, or (ii) the date the Voting Trustee, the parties thereto and the Company mutually agree in writing.

    In connection with their withdrawals as partners from MLC, certain parties received a distribution of their respective ownership interests in a Warrant to acquire an aggregate of 150,000 shares of the Company's Common Stock (the "Warrant"). The Warrant (a copy of which was filed as Exhibit 4 to the Schedule 13D and is incorporated by reference herein), was delivered to MLC in consideration for the extension until October 1996 of a Subordinated Secured Term Note due October 31, 1993 in the original principal amount of $2 million. Certain of the withdrawing partners in turn sold their respective interests in the Warrant to the Reporting Persons pursuant to (i) a Purchase Agreement dated as of August 9, 1995, previously filed as Exhibit 14 to Amendment No. 1 and incorporated herein by reference, among RER, Lenny Corp., JEMC, Mauer and Cougill (collectively, the "Purchasers") on the one hand and Bar-on-Helford, a Netherlands corporation, on the other hand and (ii) a Purchase Agreement dated August 9, 1995 previously filed as Exhibit 15 to Amendment No. 1 and incorporated herein by reference, among the Purchasers on the one hand and FTI on the other hand. Additionally, Lenny Corp. and Benefit Plan received a distribution from MLC of their respective interests in the Warrant on August 9, 1995. A form of a warrant was attached as Exhibit 13 to Amendment No. 1 and is incorporated herein by reference. The Warrant, as owned by MLC, together with the other warrants described in this Item 6 are collectively referred to herein as the "Warrants."

    Pursuant to the Warrants, the Reporting Persons may purchase up to 150,000 shares of Common Stock of the Company between January 26, 1994 and January 26, 1999. The exercise price is the closing price reported by NASDAQ on December 15, 1993 ($2.44) or such other price as required pursuant to certain adjustments contained therein. Under certain circumstances the Company has the right to redeem any Warrant in its entirety at a price of 100% of the current fair market value of the Common Stock multiplied by the number of shares of Common Stock underlying the Warrant. In the event that the Warrant held by MLC is exercised, the Common Stock issued thereby is subject to the terms and provisions of the Voting Trust. The Warrant is only transferable with the prior written consent of the Company.

    The Company has also issued stock options to Messrs. Nederlander, McConnaughy, Toboroff, Mauer and Cougill under the Company's 1991 Stock Option Plan (the "Plan"). On September 22, 1991, the Company entered into a Stock Option Agreement under the Plan with each of Nederlander, McConnaughy and Toboroff (the "1991 Stock Option Agreements"), whereby Nederlander and Toboroff were issued non-qualified options to purchase 15,000 shares of Common Stock with an exercise price per share of $8.00. The options are fully exercisable and have a five-year term. The options may not be exercised unless the holder is a director, employee or representative of the Company. The exercise price is subject to adjustment in the event of certain events, including, but not limited to, recapitalizations, mergers and stock splits. The 1991 Stock Option Agreement with Nederlander was filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference. The stock option agreements with Toboroff and McConnaughy are identical to Nederlander's 1991 Stock Option Agreement in all respects.

    On May 26, 1992, the Company entered into a Stock Option Agreement under the Plan with each of Nederlander and Toboroff (the "1992 Stock Option Agreements"), whereby Nederlander and Toboroff were issued non-qualified options to purchase 41,000 shares of Common Stock with an exercise price per share of $10.75. The options are fully exercisable and expire on May 25, 1999. The options may not be exercised unless the holder is a director, employee or representative of the Company. The exercise price is subject to adjustment in the event of certain events, including, but not limited to, recapitalizations, mergers and stock splits. The 1992 Stock
Option Agreements with Nederlander and Toboroff are identical to Nederlander's 1991 Stock Option Agreement (filed as Exhibit 5 to the Schedule
13D) in all respects, other than number of Shares subject to the option, exercise price and term.

    On March 25, 1993, the Company entered into a Stock Option Agreement under the Plan with Mauer (the "Mauer Stock Option Agreement"), whereby Mauer was issued non-qualified options to purchase 300,000 shares of Common Stock with an exercise price per share of (i) $4.00 for 200,000 shares, (ii) $3.625 for 88,000 shares and (iii) $3.25 for 12,000 shares. As of May 1, 1996, 180,000 options were fully exercisable. The options become immediately and fully exercisable upon a change in control (as defined) of the Company. The options expire on March 25, 2003. If Mauer is no longer employed by the Company, the options expire, depending upon the circumstances of his termination, between 30 days and twelve months from the date of termination. The exercise price is subject to adjustment in the event of certain events, including, but not limited to, recapitalizations, mergers and stock splits. The Mauer Stock Option Agreement, as amended, was filed as Exhibit 17 to Amendment No. 1 and is incorporated by reference herein.

    On February 1, 1994, the Company entered into a Stock Option Agreement under the Plan with Cougill (the "Cougill Stock Option Agreement"), whereby Cougill was issued non-qualified options to purchase 75,000 shares of Common Stock with an exercise price per share of $2.5625. The Options are fully exercisable. The options expire on February 1, 1999. If Cougill is no longer employed by the Company, the options expire, depending upon the circumstances of his termination, between 30 days and twelve months from the date of termination. The exercise price is subject to adjustment in the event of certain events, including but not limited to, recapitalizations, mergers and stock splits. The options become immediately and fully exercisable upon a change in control (as defined) of the Company. The Cougill Stock Option Agreement was filed as Exhibit 18 to Amendment No. 1 and is incorporated by reference herein.

    On August 25, 1994, the Company entered into a Stock Option Agreement under the Plan with each of Nederlander, Toboroff and McConnaughy (the "1994 Stock Option Agreement"), whereby each of them was issued non-qualified options to purchase 15,000 shares of Common Stock with an exercise price per share of $2.625. The options are fully exercisable and expire on July 8, 1999. The options may not be exercised unless the holder is an employee or representative of the Company. The exercise price is subject to adjustment in the event of certain events, including, but not limited to, recapitalizations, mergers and stock splits. The 1994 Stock Option Agreement with Nederlander was attached as
Exhibit 19 to Amendment No. 1 and is incorporated by reference herein. The 1994 Stock Option Agreements with McConnaughy and Toboroff are identical to the 1994 Stock Option Agreement with Nederlander in all respects.

    On June 29, 1995 the Company entered into a Stock Option Agreement under the Plan with each of Nederlander, Toboroff and McConnaughy (the "1995 Stock Option Agreements"), whereby each of them was issued nonqualified options to purchase 15,000 shares of Common Stock with an exercise price of $2.00 per share. The options are fully exercisable June 29, 1996 and expire on June 29, 2000. The options may not be exercised unless the holder is an employee, director or representative of the Company. The exercise price is subject to adjustment in the event of certain events, including, but not limited to, recapitalizations, mergers and stock splits. The 1995 Stock Option Agreement with Nederlander is attached hereto as Exhibit 21 and incorporated by reference herein. The 1995 Stock Option Agreements with McConnaughy and Toboroff are identical in all respects to the 1995 Stock Option Agreement with Nederlander.

    On June 29, 1995 the Company entered into a Stock Option Agreement under the Plan with Mauer whereby he was issued a nonqualified option to purchase 50,000 shares of Common Stock with an exercise price per share of $2.00. Mr. Mauer's Stock Option Agreement is identical in all respects to the 1995 Stock Option Agreement with Mr. Nederlander, except for the number of shares of stock underlying the option granted therein.

    On September 28, 1995, Mr. Cougill was granted an option pursuant to the Company's 1991 Stock Option Plan to acquire 15,000 shares of Common Stock at $3 3/8 per share. The option vests as to 25% of the shares on the first, second, third and fourth anniversaries of the date of grant and is exercisable through September 28, 2000. The option may not be exercised unless the holder is an employee, director or representative of the Company. The exercise price is subject to adjustment in the event of certain events, including, but not limited to recapitalizations, mergers and stock splits. A copy of the Stock Option Agreement with Mr. Cougill is attached as Exhibit 20 hereto and is incorporated herein by reference.

    The Stockholders' Agreement provides for, among other things, (i) the release from the Voting Trust of the Shares (the "Released Shares") (x) acquired by the Purchasers on August 9, 1995 in connection with the withdrawal of certain partners from MLC and in a private transaction and (y) owned by Toboroff, Benefit Plan or Lenny Corp. and (ii) the voting by each of the Purchasers, Toboroff and Benefit Plan of the Released Shares as the Voting Trustee votes the Shares held pursuant to the Voting Trust. The Stockholder's Agreement terminates upon (i) the death of Nederlander, (ii) the transfer of the Released Shares (other than a transfer to an Affiliate (as defined in the Stockholders' Agreement)) with respect to the Released Shares so transferred or (iii) May 28, 2001.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The following are hereby filed as additional exhibits to the Schedule 13D:

Exhibit 6 Joint Filing Agreement dated May 9, 1996 by and among MLC, Robert Holdings, RER, QEN, Nederlander, McConnaughy, JEMC, Mauer, Cougill, Toboroff, Lenny Corp. and Benefit Plan.

Exhibit 20 Stock Option Agreement dated September 28, 1995, between the Company and Cougill.

Exhibit 21 Stock Option Agreement dated June 29, 1995 between the Company and Nederlander.

Exhibit 22 Stock Option Agreement dated June 29, 1995 between the Company and Mauer.

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       MLC PARTNERS LIMITED
                                       PARTNERSHIP

                                       By: Robert Holdings, Inc.
                                       Its: General Partner

                                       by: /s/  Robert E.  Nederlander
                                           ----------------------------
                                            Robert E.  Nederlander
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       ROBERT HOLDINGS, INC.


                                       By: /s/  Robert E.  Nederlander
                                           ----------------------------
                                            Robert E.  Nederlander
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       R.E.R. CORP.



                                       By: /s/  Robert E.  Nederlander
                                           ----------------------------
                                            Robert E.  Nederlander
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.

                                       QEN, INC.




                                       By: /s/  Robert E.  Nederlander
                                           ----------------------------
                                            Robert E.  Nederlander
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.




                                             /s/  Robert E.  Nederlander
                                           ----------------------------
                                            Robert E.  Nederlander

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       JEMC CORP.


                                       By: /s/  John McConnaughy, Jr.
                                           ----------------------------
                                            John McConnaughy, Jr.
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.



                                       /s/        John McConnaughy, Jr.
                                       --------------------------------
                                            John McConnaughy, Jr.

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       LENNY CORP.

                                       By: /s/ Leonard Toboroff
                                           ----------------------------
                                            Leonard Toboroff
                                            President

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                       LEONARD TOBOROFF, P.C.
                                       DEFINED BENEFIT PLAN

                                       By: /s/ Leonard Toboroff
                                           ----------------------------
                                            Leonard Toboroff
                                            Trustee

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.


                                           /s/ Leonard Toboroff
                                           ----------------------------
                                            Leonard Toboroff

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.




                                       By: /s/ David Mauer
                                           ----------------------------
                                            David Mauer

                                      SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 1996.




                                           /s/  Dan Cougill
                                           ----------------------------
                                            Dan Cougill

                                      Schedule A

              DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

Name and                               Position/Present Principal
Business Address                       Occupation or Employment

Robert E.  Nederlander                 President,
c/o Robert Nederlander                 Chief Executive Officer and
810 Seventh Avenue                     Chief Financial Officer
New York, New York 10019
                                       Principal Occupation --
                                       President of Nederlander
                                       Organization, Inc., which
                                       is engaged in the theatrical business.

                                       Mr. Nederlander is a United States
                                       citizen.

                                      Schedule B

                   DIRECTORS AND EXECUTIVE OFFICERS OF LENNY CORP.

Name and                                Position/Present Principal
Business Address                        Occupation or Employment

Leonard Toboroff                        President and Chief
c/o The Corporation Trust Company       Executive Officer.
1209 Orange Street
Wilmington, Delaware 19801              Principal Occupation -- investing.
                                        Mr. Toboroff is a United States
                                        citizen.

                                      Schedule C

                TRUSTEE OF LEONARD TOBOROFF, P.C. DEFINED BENEFIT PLAN



Name and                                Position/Present Principal
Business Address                        Occupation or Employment

Leonard Toboroff                        Trustee
1125 Fifth Avenue
New York, New York 10128                Principal Occupation --
                                        investing.

                                        Mr. Toboroff is a United States
                                        citizen.

                                      Schedule D

                   DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R. CORP.

Name and                            Position/Present Principal
Business Address                    Occupation or Employment

Robert E.  Nederlander              President;
c/o Robert Nederlander              Chief Executive Officer and
810 Seventh Avenue                  Chief Financial Officer.
New York, New York 10019
                                    Principal Occupation --
                                    President of Nederlander
                                    Organization, Inc., which is
                                    engaged in the theatrical business.

                                    Mr. Nederlander is a United States
                                    citizen

                                      Schedule E

                    DIRECTORS AND EXECUTIVE OFFICERS OF JEMC CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
- ----------------              --------------------------
John McConnaughy, Jr.         President and Chief Executive
1011 High Ridge Road          Officer.
Stamford, CT 06905
                              Principal Occupation --
                              investing.

                              Mr. McConnaughy is a United States
                              citizen.

                                      Schedule F

                    DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

Name and                    Position/Present Principal
Business Address            Occupation or Employment
- ----------------            --------------------------
Robert E. Nederlander       President;
c/o Robert Nederlander      Chief Executive Officer and
810 Seventh Avenue          Chief Financial Officer.
New York, New York 10019
                            Principal Occupation --
                            President of Nederlander
                            Organization, Inc., which is
                            engaged in the theatrical business.

                            Mr. Nederlander is a United States
                            citizen.

                                    EXHIBIT INDEX


Exhibit                                                       Page
- -------                                                       ----
6:  Joint Filing Agreement dated May 8, 1996 by and
    among MLC, Robert Holdings, RER, QEN, Nederlander,
    McConnaughy, JEMC, Mauer, Cougill, Toboroff,
    Lenny Corp. and Benefit Plan.                              44

20: Stock Option Agreement dated September 28, 1995 between the Company and Cougill.

21: Stock Option Agreement dated June 29, 1995 between the Company and Nederlander.

22: Stock Option Agreement dated June 29, 1995 between the Company and Mauer.



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